Amira Nature Foods

First Quarter 2014 Earnings Call

August 26, 2013

Operator:                                        Greetings and welcome to the Amira Nature Foods’ First Quarter 2014 Earnings Call. At this time, all participants are in a listen-only mode. A brief question-and-answer session will follow the formal presentation. If anyone should require operator assistance during the conference, please press star, zero on your telephone keypad. As a reminder, this conference is being recorded.

                                                          It is now my pleasure to introduce your host, Katie Turner of ICR. Thank you, Ms. Turner, you may begin.

Katie Turner:                                 Good afternoon, everyone, and welcome to Amira Nature Foods’ First Quarter Fiscal Year 2014 Earnings Conference Call. On the call today are Karan Chanana, Amira’s Chairman and Chief Executive Officer; Ashish Poddar, Chief Financial Officer; and Anil Chawala (ph), Vice President, Legal.

By now everyone should have access to the earnings release which went out today at approximately 4:00 pm Eastern time. If you have not had a chance to review the release, it’s available on the Investor Relations portion of Amira’s website at www.amirafoods.com. This call is being webcast and a replay will be available on Amira’s website.

Before we begin, we’d like to remind everyone that prepared remarks contain forward-looking statements and management may make additional forward-looking statements in response to your questions. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside the Company’s control that could cause its future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in the Company’s public filings with the SEC and those mentioned in the earnings release.

You should note that the Company’s actual results may differ materially from those projected in the statement due to a variety of factors affecting the business. Except as required by law, the Company takes no obligation to update any forward-looking or other statements herein whether as a result of new information, future events, or otherwise.

Also in the Company’s earnings release and in today’s prepared remarks, we include EBITDA, adjusted earnings per share, adjusted net working capital and net debt which are non-IFRS financial measures. A reconciliation of these non-IFRS measures to the most directly comparable IFRS financial measures are included in the Company’s press release issued earlier today and again that’s posted on the Company’s website.

And with that, I’d like to turn the call over to Karan Chanana, Chairman and CEO.

Karan Chanana:                            Thanks, Katie. Good afternoon, everybody. Thank you for joining us on today’s call.

I will provide a brief overview of our financial highlights and provide you with an update on our business and growth initiative. Next, Ashish will review the financial results for the quarter and discuss our guidance for fiscal year 2014. After that, we will open up the call for your questions.

We are off to a great start in fiscal year 2014. We built upon the positive momentum from last fiscal year and once again delivered strong financial results reflecting growth both in India and internationally.

In the first quarter of fiscal 2014, revenue increased by 37.6% compared to the first quarter of fiscal 2013, highlighting the strong demand for our products and our successful execution of our business strategy. We also generated strong growth in EBITDA which increased 42.4% compared to the first quarter of last fiscal and this reflects our ability to leverage our operating costs across higher sales volume.

In fiscal 2014, we believe we are positioned to continue to benefit from the growing global demand for Amira’s product including our (inaudible) our core Basmatic Rice offerings as well as our expanding portfolio of specialty rice and complementary products.

Overall, industry dynamics remain very positive which should benefit Amira in both the short and long term. We are in the middle of our Indian rice planting season and have experienced favorable rice planting conditions in India due to increased rainfall across the many key parts of the rice growing area. It is expected that this should lead to a strong harvest this year.

According to the Ministry of Agriculture, as of July 26th of this year, India’s main summer rice crop planting area increased to approximately 19.64 million hectares, an increase of approximately 6.6% from 18.42 million hectares sown during last year’s planting season. With our leading position in the industry, Amira is positioned to benefit from the strong supply of rice.

Another macro factor that will help drive growth for Amira is expanding the modern trade in India. We have more than doubled the number of stores with Amira’s branded presence in India over the last one year. Recently, the Indian government announced a further easing of restrictions on foreign supermarket chains to encourage them to speed up the openings of new stores and warehouse investments. This they did by eliminating the requirement of 30% of supplies to be sold locally and relaxing related such rules. With the full impact of this policy is yet to be determined, major retailers have indicated that they are pleased with the proposed changes in policy.

Given Amira’s scale and strong existing relationships with many leading retailers, we believe, we are well-positioned to serve these retail chains, if they expand their presence in India over the next several years. In India, with the growing middle-class, we are seeing a growing demand for Amira branded rice. People are trading up to more branded rice as incomes rise and the growing of the Indian middle-class, which also brings with it growing awareness of health benefits, packaged food and especially packaged rice.

Our basmati rice, which is a premium product, Amira’s brand is even more important as it continues to help fuel our success. This is because of our long history, and we believe, we are well-positioned as one of the most recognizable and visible brands in India and in the countries we operate. And as we’ve discussed in previous investor communications, the barrier to entry in the industry is high and expensive. As a result, we believe, we will continue to benefit from the Amira brand, our expertise in processing and expanding processing capacity, which are currently working on using the proceeds from our IPO last year.

In order to position Amira to capitalize on the growing global demand for organic products, we are pleased to announce the launch of our Amira Organic business division. We expect this division to build upon the strength of our branded products and to enable us to fulfill retailers’ and consumers’ preferences and local trade (ph).

To help spearhead our organic business, we hired Ajay Katyal as President of Amira’s Organic division. Ajay has over 23 years of organic business experience, which includes building a successful international organic packaged food business. He has expertise in creating and managing business units, all the way from field coordination with the farmers on quality testing certification to international sales and distribution. All elements that are important in establishing Amira’s Organic business. We look forward to Ajay’s and the Organic division’s contribution to our long-term top and bottom-line growth making it an integral part of Amira’s food (inaudible).

We continue to focus on six key growth strategies that we have outlined on previous calls. As a reminder; those include accelerating global brand building and value-added product offering. We believe that our Organic division will help us in providing an even more diversified and richer portfolio.

Second, strengthen our distribution footprint in India. As I mentioned earlier in my remarks, we are positioned to capitalize on the evolving modern trade, yet we are still able to serve these traditional general trade, all the small mom and pop stores strewn across the countryside.

Third, develop relationships with key retail partners. We got strong relationship with leading retailers including Bharti Wal-Mart, Costco; just to give you a couple of examples and we only scratch the surface of our full potential.

Fourth, leverage our international presence to enhance branded penetrations into newer market.

Fifth, expand into high-growth markets. We recently entered the U.K. with Amira branded products. We are selling five different Amira basmati rice products in over 2200 retail distribution points including Morrisons supermarkets, which is a major retail chain in the U.K.

Last, increasing our processing capacity and operating efficiencies. We plan to more than double our processing capacity by building a new state-of-the-art facility. We remain on track to complete this facility by fiscal 2015.

In summary, we believe Amira’s positioned to deliver yet another quarter of record growth and yet another year of record growth. The opportunity for Amira remains very robust and we look forward to continuing to report strong progress on our growth initiatives.

With that, I’d like to turn the call over to Ashish to discuss the first quarter financial results in more detail.

Ashish Poddar:                               Thank you, Karan. Good afternoon, everyone.

For the first fiscal quarter ended June 30th, 2013, we reported revenue of $110.3 million compared to $80.2 million for the same period in fiscal 2013, an increase of 37.6%. This revenue increase was primarily due to increased sales volumes and prices both in India and internationally.

Revenue in first quarter of fiscal 2014 for our Amira and third-party branded products was $105.9 million or 96% of the total revenue compared to $76.8 million or 95.8% of total revenue in the prior-year period. Institutional sales in the first quarter of fiscal 2014 contributed $4.4 million or 4% of total revenue compared to $3.4 million or 4.2% of total revenue in the prior-year period. This is consistent with our focus on rice and rice-related products.

Cost of materials including change in inventory of finished goods increased $21.6 million or 32.8% to $87.5 million in the first quarter of fiscal 2014 from $65.9 million in the first quarter of fiscal 2013. This increase primarily reflects the growth in revenue. As a percentage of revenue, cost of material decreased to 79.3% in the first quarter of fiscal 2014 compared to 82.2% in the first quarter of fiscal 2013 primarily due to improved operating efficiencies and economies of scale.

Profit before tax more than doubled to $9.6 million or 8.7% of revenue compared to $4.5 million or 5.6% of revenue for the first quarter of fiscal 2013. This strong improvement was due to top-line growth as well as improving leverage in our overall business.

EBITDA increased to $14.5 million or 13.1% of sales in the first quarter of fiscal 2014 compared to $10.2 million or 12.7% of sales in the same period last year. Profit after-tax for the first quarter of fiscal 2014 increased 124.5% to $7.3 million compared to $3.3 million in the same period last year.

Basic and diluted earnings per share was $0.21 for the first quarter of fiscal 2014 compared to $0.13 for the first quarter of fiscal 2013. For better quarter-over-quarter comparability after using 35.7 million fully diluted shares, adjusted earnings per share was $0.21 compared to $0.09 in the first quarter of fiscal 2013.

Turning to our balance sheet, at June 30th, 2013, our cash balance was $32.6 million. Adjusted net working capital was $226.6 million. We had net debt of $107.7 million as of June 30th, 2013. After our successful IPO in the U.S. last year, we have the opportunity to refinance some of our high-cost Indian debt which will reduce the cost of our debt by lowering our interest rate.

At the end of the first quarter of fiscal 2014, inventory was $160.8 million or a decrease of $20.7 million from inventory of $181.5 million at year end fiscal 2013. This decrease is in line with our seasonal inventory trends. As of June 30th, 2013, trade receivables was $62.4 million, a decrease of $4.4 million from $66.8 million as of March 31, 2013.

Turning to our outlook, as we stated in our press release today, the Company is reiterating annual guidance for the full year fiscal 2014. We continue to expect revenue to grow to between $480 million to $507 million and EBITDA to grow to between $62 million to $66 million. This is in line with our long-term guidance previously provided to the investment community in connection with our initial public offering.

We note that our guidance is based on foreign exchange rates as of June 30th, 2013 and takes into account the potential impact of foreign currency fluctuations for the remainder of our fiscal year. While we use forward contracts to hedge foreign currency risk, we believe it is prudent to maintain a conservative approach to our business. As Karan mentioned earlier, we are confident that fiscal 2014 will be another record year of sales and earnings growth for our Company.

Now, I would like to turn the call back to Karan for final comments. Thank you.

Karan Chanana:                             Thanks, Ashish.

As you can tell from Ashish’s summary, we are off to an extremely strong start in fiscal 2014 and we expect it to be another record year. We are a leader in an attractive and growing industry. We have a strong and growing presence in over 40 countries and these numbers will only continue to grow. Long-term, outlook remains the same as we discussed in our IPO offering (ph) investor communication. Our long-term guidance continues that we expect to achieve a billion dollars in revenue in three to five years and then to generate an EBITDA of $150 million in the same time period.

With that, I’d like to open up the call for your questions. Operator?

Operator:                                         We will now be conducting a question-and-answer session. If you would like to ask a question, please press star, one on your telephone keypad. A confirmation tone will indicate your line is in the question queue. You may press star, two if you would like to remove your question from the queue. For participants using speaker equipment, it may be necessary to pick up your handset before pressing the star keys. One moment, please, while we poll for questions.

Thank you. Our first questions comes from the line of Eric Katzman of Deutsche Bank, please proceed with your question.

Eric Katzman:                                Hi, everybody.

Karan Chanana:                            Hi, Eric.

Eric Katzman:                                I guess a couple of questions. As you mentioned that the outlook for fiscal 2014 includes the assumption of currency as of the close of the rupee at June quarter end. So I’m not exactly clear, how does the fact that the rupee has depreciated significantly in the last couple of weeks to month, how is that accounted for in the forecast for the revenue in EBITDA, particularly revenue, since I know you hedge the transactional, a big part of the transactional part of your business?

Karan Chanana:                            Eric, what we are saying here is that we’ve been conservative in giving out annual guidance. And in comparison to the earlier years where we gave a percentage of growth, this year we have given a range in dollar terms. This range was given keeping in view the depreciating rupee and what Ashish has said is that we have been very conservative, we’ve had a great first quarter, we reiterate our annual guidance. And the reason why we are not raising the guidance and just reiterating it, is simply to factor in for any further depreciation in the rupee.

To your question, yes, we hedge our sales contract but the only noise remains in the translation of it. So, although nothing flows through our P&L in terms of our hedging, our business is secure but the translation risk remains as revenues come in on a regular basis and whereas the IFRS financials are based on a certain methodology done by our global auditors.

 So, does that answer your question?

Eric Katzman:                                Yes. Okay. Thank you for that. And then I guess somewhat related, I think you mentioned that India was another strong quarter for you that the market there seems at least pretty good for you. I’m wondering to what extend have you, did you see so far in the September quarter given that the weakness in the rupee and the basmati priced I guess in dollars. Are you raising the price of basmati rice in India or have you seen an impact from the weaker rupee in terms of local currency sales. How do you see the Indian market given that it’s, I guess still about a third of your business, how is that playing out for you?

Karan Chanana:                             Good question, Eric, and great you asked that. The Indian market is very strong for us. It’s been a focus. We’ve spoken to it earlier. We have four DCs up and running. We plan to more than double the number of DCs we have right now by the end of the year or by January. So, that’s the plan.

We have more than doubled the number of modern retail or western style modern retail stores which had the Amira branded presence.

So it’s playing out very strongly. On the pricing question, we have been continuously raising price in the domestic and international market and obviously more in the Indian market because it’s a rupee-denominated market. So to your question, yes, we’ve been raising prices and very successfully so, and volumes and price both are going up.

Eric Katzman:                               Okay, that’s good to hear. And then last question and then I’ll pass it on. I guess, maybe you can kind of give a little more specific update on how the U.K. rollout has progressed and what you see for—do you see any progress in terms of increased distribution based on the Organic division being set up here in the U.S.?

Karan Chanana:                           The U.K. has taken off to a good start within Morrisons. We hope to get more supermarket chains as we progress in the next six to 12 months. We are on track for doing that. On the Organic business, the Organic business is fairly new, we launched it in the middle of June. We hope to get products on the shelf first in India by January, February and then roll them out internationally. To your point, the Organic business has not been modeled into the forecast of the financial year 2014.

Eric Katzman:                                Okay. I’ll pass it on. Thank you.

Karan Chanana:                            Thank you, Eric.

Operator:                                        Thank you. Our next question comes from the line of Thilo Wrede with Jefferies & Company. Please proceed with your question.

Thilo Wrede:                                 Good afternoon, everybody. Karan, can you give us an update on your efforts to renegotiate your debt or refinance your debt? I think you mentioned at our conference back in June that you are talking to four banks, can you give us an update where you stand there?

Karan Chanana:                            Yes. We are well progressing closing in with two banks and we are also looking at other instruments. I’m going to be in New York, the week of the 9th of September and we hope to reach some conclusion by then in terms of what we are doing, with whom we are doing and what the timelines for that would be.

As a matter of fact, some of our existing bankers have also offered us, because we have started the dialog that we will be paying back some of the revolver we have and we hope—you know, they have come up with the proposition that they might be able to give us some refi at much lower rate from their international subsidiary. So, that’s where we are right now. And I always maintained that this is something we are working on and hopefully by the end of the year we should have something concrete on refinancing the international sales part of it.

Thilo Wrede:                                  And is the target solely to lower the interest rate by roughly 400 basis point?

Karan Chanana:                            Yes, that’s the target.

Thilo Wrede:                                  Okay. Then the tax rate that you had in the quarter, should we see that as an indication where taxes will be for the full year or was the first quarter particularly low?

Karan Chanana:                             I think the tax rate would be similar for the rest of the year as of last year and we might be able to do a tad better.

Thilo Wrede:                                   Okay, all right. And then the outlook for your expansion in the U.S., and I think you have tried to get on to—into additional retailers in the U.S. expand your presence with Costco. Where do those negotiations stand? When should we expect to hear an update there?

Karan Chanana:                             I think these are ongoing negotiations, you know, having launched successfully in the U.K., our U.S. batch is up and ready and I think you will get an update by the end of the year in this one.

Thilo Wrede:                                   Is the U.K. be launching something that the U.S. retailers as you had talked to, do they look at the U.K. and the success there and is there transferability of the learnings from the U.K. to the U.S.?

Karan Chanana:                            For us there is, I’m not sure if there is for the supermarket, but, yes, they are very impressed with us getting in there, with packaging and everything. And basically what I am saying here is, we see Organic division taking off coming into the U.S. With the organic and the natural together, I think it’s going to be the key for us and that’s exactly what we’re aiming to do so that we come in with a big bang and that’s what we want to do.

Thilo Wrede:                                  Okay, great. I really appreciate it, Karan, thank you.

Karan Chanana:                            Thank you, Thilo.

Operator:                                        Thank you. Ladies and gentlemen, again, if you would like to ask a question, please press star, one on your telephone keypad. And thank you. A confirmation tone will indicate your line is in the question queue. You may press star, two if you would like to remove your question from the queue. For participants using speaker equipment, it may be necessary to pick up your handset before pressing the star keys.

And thank you. Our next question comes from the line of Akshay Jagdale with KeyBanc. Please proceed with your question.

Akshay Jagdale:                             Hi. Congratulations on a strong quarter, Karan.

Karan Chanana:                            Thanks, Akshay. Good to hear from you.

Akshay Jagdale:                              So, just on the sales growth, can you just help us with order of magnitude, I mean of the 38% growth, how much was volume and how much of a negative FX impact was included in that?

Karan Chanana:                             Volume was about 22, 24% and the rest was value, the FX impact is about 3% to 4% if I remember the top of my head, I don’t have exact figure in front of me now. So that—those were what the numbers are.

Akshay Jagdale:                             That’s helpful. And then just India versus rest of the world, it seems like India had another strong quarter but just can you help order of magnitude India versus international relative to the average of 38%?

Karan Chanana:                             I think we don’t break out India versus international, but I can tell you one thing, our international was about 60%, about 40% is India’s out of the total revenue.

Akshay Jagdale:                             Okay, that’s helpful. And then just, I was also particularly impressed by the gross margin performance, so can you help us, I know you said last quarter, you’ve taken some strategic inventory positions, but what are you seeing? First, in terms of the crop, you said it was sort of flattish, other people in the industry have different views, they said this crop was perhaps down, but can you just help me understand, I mean, where you are in terms of strategic sort of inventory. And more importantly, I’m assuming you pay the farmers more and even then your gross margins were up significantly. So just if that’s correct, just help me understand where that leverage is coming from and if sales growth continues to be strong you should continue to expect that kind of margin performance?

Karan Chanana:                            Two points here, Akshay. First of all, we did not pay the farmers more; we pay what everybody else pays. The price discovery mechanism is very transparent and the advantage Amira has is to get the first option from the farmers Amira deals with. So, I think it’s pretty much similar for the whole industry. It’s dependent on your ability to pay the farmers and be a fair trade partner and which we pride ourselves in being.

To your question about the crops, I’ve always said it is flattish and I maintain that. I believe others are wrong. And why they are wrong is, in the public domain, the export of basmati rice from India has increased from 3.4 to 3.8 million tons and this increase could not have happened without an increase for flattish crop.

We do extensive survey and research, we have a very, very large team, maybe one of the largest in the industry, which does our crop surveys and procurement. So, we stand behind what our research facts are and these are supported by the growing demand for basmati rice in India and internationally. But, do not believe a crop which was lower would produce a higher export and higher demand which has already been met in India and the ability to increase prices thereof.

Now coming to our stock position, I expect that when we close the December quarter that to support growth we are buying more. We believe the growth has been strong; it has been strong for the whole industry. The figures are in the public domain and it’s been very strong for us. India in particular as we recognize has been strong. We’ve been concentrating on our branded presence here like we do for international. So the split is 60/40.

Going ahead, we continue to increase prices and we’ll do so to gain traction. We more than doubled the number of stores in India which are the western style modern retail. So, this looks good.

Akshay Jagdale:                             So yes, I just want to…

Karan Chanana:                            (Cross talking)

Akshay Jagdale:                            Yes. That’s helpful. Just as a follow-up clarification, sorry, I didn’t phrase my question right. What I meant is, is your sort of price paid to the farmer up year-over-year my guess is that it is up…

Karan Chanana:                            (Cross talking)

Akshay Jagdale:                            Yes, yes.

Karan Chanana:                            I mean price rate to farmers is up year-to-year and I remember you asking me last quarter how much of the price we’ll be able to pass on and I’ve always said we pass on the price and we keep a little more for ourselves. And that’s for you to see now that we’ve done the same.

Akshay Jagdale:                            Yes, that’s exactly what I was getting to. So that’s helpful. And this, two more, one is on the SG&A line. It’s been pretty choppy now and I was in London and I saw your product launch obviously you spent some money there. Is that flowing through fully through the SG&A this quarter? And more importantly, how should we think of SG&A as a percent of sales, is there a seasonality to it because the back half of last year was, if I remember correctly 4 to 5% of sales and the first half first quarter was in the 1 to 2% sales. So again, is there seasonality and then are you—are most of the cost related to the U.K. launch already in this quarter?

Karan Chanana:                           Akshay, we don’t break out our SG&A quarter, right. We have an annual budget. We stick to that. What you saw and, Akshay, thank you for coming down to the U.K. to see what we’ve done. What you would have seen in the promotions on the shelves would have already been paid for maybe in the last quarter because nobody let’s you do stuff without you paying for it. And that’s the nature of the beast.

So, I don’t have a specific answer to that but SG&A is an annual budget for us. We maintain an annual tab on that and it is spent as needed. It is not necessary what we’ve seen in that quarter would be spent or accounted for in that quarter or maybe the next quarter. But that’s exactly how we do it. We do it on a business wise not on a financial—quarter wise. Our financial budgets are maintained on an annual basis and a business-to-business and region-to-region basis.

Akshay Jagdale:                             Okay. And just one last one, Karan. On the Organic division and sort of your vision there, you mentioned that none of those numbers are included in your guidance for this year. Is it included in your sort of billion dollar target longer term or not really? And how significant just roughly could it be in your opinion and can you make money in organic because I mean a lot of companies who have tried on the organic side, granted the product is very different, have had some issues making money in that business. So, if you could just clarify sort of long-term vision, how big could this be and then, is it going to be at least as profitable as your current business or perhaps more? We’d love to hear. Thank you.

Karan Chanana:                            Okay. Good question, Akshay. Yes, the Organic division would be a factor in the billion dollar. How big a factor, I think that’s a forward-looking statement and I would be shy to make that at this stage. I will address the profitability question. From our planned budget and the business plan we have it is more profitable than the natural business and we maintain that and I think we will achieve that.

Akshay Jagdale:                             Perfect, great. Thanks for all the clarity. And again, congrats on a good quarter.

Karan Chanana:                            Thank you very much.

Operator:                                        Thank you. We have no further questions at this time. I would like to turn the floor back over for closing comments.

Karan Chanana:                            Okay. I’d like to thank you all for your questions and interest in Amira. We are at a very exciting time for our business and are excited to continue to share our story and success with the investment community. We look forward to speaking to you again when we report our second quarter fiscal 2014 financial results in November. Thank you, again and have a good day.

Operator:                                        Thank you. This concludes today’s teleconference. You may disconnect your lines at this time and thank you for your participation.